EXHIBIT 1

FOR IMMEDIATE RELEASE

Global Sources Press Contact in Asia	Global Sources Investor Contact in Asia
Camellia So	Investor Relations Department
Tel: (852) 2555-5021	Tel: (852) 2555-4777
e-mail: cso@globalsources.com	e-mail: investor@globalsources.com

Global Sources Press Contact in U.S.	Global Sources Investor Contacts in U.S.
James W.W. Strachan	Kirsten Chapman
Tel: (480) 664 8309	Lippert/Heilshorn & Associates, Inc.
e-mail: strachan@globalsources.com	Tel: (415) 433-3777 e-mail: investor@globalsources.com

Global Sources Appoints New Principal Independent Accountants

NEW YORK, August 22, 2008 – Global Sources Ltd. (NASDAQ: GSOL) (http://www.globalsources.com) announced today that upon its Audit Committee's review and recommendation to its Board of Directors, the recommendation by its Board of Directors to its shareholders and the approval by its shareholders at a special general meeting held on August 22, 2008, it has appointed PricewaterhouseCoopers as the Company's new independent accounting firm for the Company's financial year ending December 31, 2008, in place of Ernst & Young LLP, effective August 22, 2008 until the next annual general meeting of the Company.  The decision to change the Company's principal independent accountants was the result of a competitive request for fee proposal process undertaken by the Audit Committee.

One of PricewaterhouseCoopers’ first tasks will be to conduct a review of the Company’s 2008 financial results to ensure compliance with U.S. GAAP.

About Global Sources

Global Sources is a leading business-to-business media company and a primary facilitator of trade with Greater China. The core business is facilitating trade from Greater China to the world, using a wide range of English-language media. The other business segments facilitate trade from the world to Greater China, and trade within China, using Chinese-language media.

The company provides sourcing information to volume buyers and integrated marketing services to suppliers. It helps a community of over 725,000 active buyers source more profitably from complex overseas supply markets. With the goal of providing the most effective ways possible to advertise, market and sell, Global Sources enables suppliers to sell to hard-to-reach buyers in over 230 countries.

The company offers the most extensive range of media and export marketing services in the industries it serves. It delivers information on 4.3 million products and more than 196,000 suppliers annually through 14 online marketplaces, 13 monthly magazines, over 100 sourcing research reports and 9 specialized trade shows which run 27 times a year across eight cities.

Suppliers receive more than 36 million sales leads annually from buyers through Global Sources Online (http://www.globalsources.com) alone.

Global Sources has been facilitating global trade for 37 years. Global Sources' network covers more than 69 cities worldwide. In mainland China, Global Sources has over 2,800 team members in more than 44 locations, and a community of over 1 million registered online users and magazine readers for Chinese-language media.

Safe Harbor Statement

This news release contains forward-looking statements within the meaning of Section 27-A of the Securities Act of 1933, as amended and Section 21-E of the Securities Exchange Act of 1934, as amended. The company's actual results could differ materially from those set forth in the forward-looking statements as a result of the risks associated with the company's business, changes in general economic conditions, and changes in the assumptions used in making such forward-looking statements.